SEC  ISSION

12061942

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBS Brokerage Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio
(S.E.C. I.D. No. 008-52780)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2011
and
REPORT OF INDEPENDENT AUDITORS
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

OBS BROKERAGE SERVICES, INC.
Whitehouse, Ohio

FINANCIAL STATEMENTS
December 31, 2011

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
OBS Brokerage Services, Inc.
Whitehouse, Ohio

We have audited the accompanying statement of financial condition of OBS Brokerage Services, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OBS Brokerage Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Statement Regarding Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Crowe Horwath LLP

Fort Lauderdale, Florida
March 1, 2012

OBS BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

	2011
ASSETS	
Cash and cash equivalents	$ 116,966
Deposits with clearing organizations	104,779
Due from clearing organizations	196,609
Fixed assets, net accumulated depreciation of $290,005	10,170
Prepaid expenses and other assets	74,320
Total assets	$ 502,844
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	$ 60,054
Due to affiliate	54,422
Commissions payable	77,820
Total liabilities	192,296
Stockholder's Equity	
Common stock, no par value, 1 share authorized and issued	647,759
Additional paid-in capital	2,064,992
Accumulated deficit	(2,402,203)
Total stockholder's equity	310,548
Total liabilities and stockholder's equity	$ 502,844

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2011

	2011
REVENUES	
Commissions on security transactions	$ 1,773,974
Other income	886
	1,774,860
EXPENSES	
Commissions	1,335,556
Employee compensation and benefits	304,284
Occupancy expenses	111,074
General, administrative and other expenses	172,668
	1,923,582
Net loss	$ (148,722)

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2010	$ 647,759	$1,822,992	$ (2,253,481)	$ 217,270
Contributions to paid-in capital	-	242,000	-	242,000
Net loss	-	-	(148,722)	(148,722)
Balance at December 31, 2011	$ 647,759	$2,064,992	$ (2,402,203)	$ 310,548

See accompanying notes to financial statements.

OBS BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

	2011
Cash flows from operating activities	
Net loss	$ (148,722)
Depreciation	7,584
Change in assets and liabilities:	
Deposits with clearing organizations	(18,787)
Receivables from clearing organizations	(38,243)
Prepaid expenses and other assets	(7,150)
Commissions payable	8,860
Due to affiliate	29,240
Accounts payable and accrued liabilities	(38,809)
Net cash used by operating activities	(206,027)
Cash flows from investing activities	
Purchases of fixed assets	(5,130)
Net cash used in financing activities	(5,130)
Cash flows from financing activities	
Contributions to paid-in capital	242,000
Net cash provided by financing activities	242,000
Net increase in cash and cash equivalents	30,843
Cash and cash equivalents at beginning of year	86,123
Cash and cash equivalents at end of year	$ 116,966

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OBS Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of OBS Holdings, Inc. ("Holdings"). On November 30, 2011 WBI OBS Financial, LLC acquired all of the outstanding shares of OBS Brokerage Service's holding company, OBS Holdings, Inc. Holdings is now a wholly owned subsidiary of WBI OBS Financial, LLC ("Parent"). The Company's customer base is located nationwide, with an emphasis in the Midwest region.

The Company does not hold funds or securities for, or owe funds or securities to, its customers. It is therefore exempt from the provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of the Rule.

The Company has historically relied on Holdings to provide operating funds in order to meet its minimum regulatory capital requirements. On various dates throughout the year ended December 31, 2011, Holdings made capital contributions to the Company amounting to $242,000. If these capital requirements are not met, the Company could be subject to regulatory actions ranging from increased supervision and limited customer services to liquidation. Parent has committed to continue to provide the operating funds necessary to allow the Company to meet its minimum regulatory capital requirements through December 31, 2012. Management believes this funding will be sufficient for the Company to meets its minimum regulatory capital requirements through December 31, 2012.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits with financial institutions with maturities fewer than 90 days.

Fixed Assets: Furniture and equipment, including capitalized software, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Depreciation expense is recorded in occupancy expenses in the statement of operations.

Included in furniture and equipment are certain immaterial capitalized leases, which are shared with an affiliate as required by the expense sharing agreement.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Income Taxes: The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For state and local tax purposes, the Company files separate tax returns for which the charges or benefits are reflected in the accompanying financial statements.

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued): Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date at enactment.

When Holdings files its consolidated income tax returns and when the Company files its individual state and local income tax returns, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions in the consolidated income tax returns attributed to the Company.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. The Company files in the U.S. federal jurisdiction and the state of Ohio. With few exceptions, the Company is no longer subject to examination by the Internal Revenue Service for years before 2008.

Revenue Recognition: The Company's primary sources of revenues are commissions generated by commissioned sales representatives. Commissions earned on the sale of securities are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 – DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into fully disclosed clearing agreements with National Financial Services, LLC ("National Financial"), Penson Financial Services, Inc. ("Penson"), and Pershing LLC ("Pershing") whereby customer accounts are cleared and carried by these clearing organizations. The Company maintains cash deposits with National Financial, Penson and Pershing of $53,786, $25,993 and $25,000, respectively, which are included in deposits with clearing broker-dealers in the statement of financial condition.

The Company also maintains cash and non-settled transactions with National Financial, Penson and Pershing. These accounts had balances of $67,808, $49,706 and $79,095 at December 31, 2011, respectively, and are reflected in receivable from clearing broker-dealers in the statement of financial condition.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule. At December 31, 2011, the Company had net capital of $226,058, which was $176,058 in excess of its required minimum net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 85.1% at December 31, 2011.

NOTE 5 – EMPLOYEE BENEFITS

The Company has a discretionary, 401(k) plan (the "Plan") covering all employees who meet eligibility requirements. The Plan is funded through contributions of both employee and employer. The Company makes matching contributions to the Plan up to a maximum of 3 percent of an employee's compensation. The Company contributed $38,109 to the Plan for the year ended December 31, 2011.

NOTE 6 – FIXED ASSETS

Fixed assets at December 31, 2011 are summarized as follows:

Furniture and equipment	$ 227,363
Capitalized software	72,812
	300,175
Accumulated depreciation and amortization	(290,005)
	$ 10,170

In January 2006, the Company entered into a lease agreement for office space with a related party under common ownership, Overy-Campbell Properties, LLC (Properties), which matures in December 2015. Future annual minimum payments under this agreement are as follows:

2012	$ 53,748
2013	60,000
2014	60,000
2015	60,000
	$ 233,748

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company and an affiliate under common ownership have entered into an expense-sharing agreement whereby certain expenses, such as rent, utilities, computers, maintenance, insurance and certain salaries are allocated on a 50 percent basis to each entity. The Company had a payable balance to this affiliate of $54,422 at December 31, 2011.

NOTE 8 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Holdings. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local income tax returns.

NOTE 8 – INCOME TAXES (Continued)

At December 31, 2011, the Company had net operating loss carryforwards of $4,600,000, which expire through the year 2030. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of net operating carryforwards on an annual basis may be limited. However, since the ultimate realization of net deferred tax assets are not considered to be presently realizable, net deferred tax assets have been fully reduced by a valuation allowance of $1,840,000 at December 31, 2011. All sources of deferred tax assets relate to net operating loss carryforwards.

The valuation allowance increased by approximately $40,000 in 2011 to offset an equivalent deferred tax benefit related to the net operating loss carryforward. At December 31, 2011, there was no net tax receivable from Holdings.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing broker-dealers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by the clearing broker-dealer's obligation to comply with the rules and regulations of the SEC. At December 31, 2011, $104,779 is reflected on the statement of financial condition as clearing deposits held with its clearing broker-dealers, which are members of nationally recognized exchanges. Additional terms of the clearance agreements require the Company to maintain a minimum coverage on its broker's blanket bond. The Company consistently monitors the credit worthiness of the clearing broker-dealers to mitigate the Company's exposure to credit risk.

As of December 31, 2011, the Company had concentrations of credit risk with depository institutions of the United States in the form of bank accounts.

NOTE 10 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

SUPPLEMENTARY INFORMATION

OBS BROKERAGE SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2011

	As Reported On Original FOCUS Report	Effect of Audit Adjustments	To be Reported On Amended FOCUS Report
NET CAPITAL			
Total shareholder's equity	$ 275,589	$ 34,959	$ 310,548
Deductions and/or charges			
Non-allowable assets:			
Fixed assets	10,170	-	10,170
Prepaid expense and other assets	74,320	-	74,320
Total non-allowable assets	84,490	-	84,490
Net capital before haircuts on security positions	191,099	34,959	226,058
Haircuts on securities	-	-	-
Net capital	$ 191,099	$ 34,959	$ 226,058
AGGREGATE INDEBTEDNESS			
Computation of aggregate indebtedness			
Commissions payable	$ 80,648	$ (2,828)	$ 77,820
Accounts payable and accrued liabilities	119,370	(59,316)	60,054
Due to affiliate	-	54,422	54,422
Total aggregate indebtedness	$ 200,018	$ (7,722)	$ 192,296
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 50,000	$ -	$ 50,000
Excess net capital	$ 141,099	$ 34,959	$ 176,058
Percentage of aggregate indebtedness to net capital	104.7%	(19.6)%	85.1%

The amounts presented above under the heading "As Reported on Original FOCUS Report" agree in all material respects to the amounts reported in the Company's unaudited original FOCUS report as of December 31, 2011, filed on January 24, 2012.

(Continued)

OBS BROKERAGE SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
As of December 31, 2011

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis	
Name of clearing firm: Pershing, LLC	X
Penson Financial Services, Inc.	X
National Financial Services, LLC	X
D. (k)(3) - Exempted by the order of the Commission	______

(Continued)

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
OBS Brokerage Services, Inc.
Whitehouse, Ohio

In planning and performing our audit of the financial statements of OBS Brokerage Services, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as previously defined. However, we did identify the following matter that we consider to be a material weakness in internal control over financial reporting.

Journal entries that had been recorded in 2010 as a result of 2010 audit adjustments were reversed by the Company as of January 1, 2011. These reversals of prior year journal entries resulted in material audit adjustments being recorded in 2011 which were not reflected in the amounts reported in the unaudited original FOCUS report as of December 31, 2011, filed January 24, 2012, but have been reflected in the audited financial statements of the Company as of and for the year ended December 31, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Fort Lauderdale, Florida
March 1, 2012